FOIA CONFIDENTIAL TREATMENT

REQUESTED BY NETAPP, INC.: NTAP-2012.2

May 30, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE
COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED
PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER
IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	NetApp, Inc.
Form 10-K for the Fiscal Year Ended April 29, 2011
Filed June 23, 2011
File No. 0-27130
Response Letter Dated April 23, 2012

Dear Ms. Blye:

NetApp, Inc. (“NetApp” or the “Company”) respectfully submits this correspondence in response to the Securities and Exchange Commission’s (“SEC” or “Commission”) comment letter, dated May 11, 2012, concerning the Company’s Form 10-K for the fiscal year ended April 29, 2011 (the “Comment Letter”).

Confidential Treatment Request

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of the letter pursuant to the Commission’s Rule 83 (17 C.F.R. § 200.83). We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. Omitted information has been replaced in this letter with a placeholder identified by the mark “[***]”.

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
May 30, 2012	REQUESTED BY NETAPP, INC.: NTAP-2012.2

Company Comment Response

To facilitate your review of the Company’s responses, your comments are reproduced below in italicized, bold type, followed, in turn, by our response. Please do not hesitate to contact us regarding questions or clarifications to the responses outlined below.

1.	You state in response to comment 1 in our letter dated December 15, 2011 that so far you have found no evidence that you or any of your subsidiaries directly exported products to Syria. Please tell us whether you, including any of your subsidiaries, have indirectly exported products to Syria. Provide us with information about any transactions to which you were a party if, as a direct or indirect result of such transactions, your products were delivered into Syria. For example, tell us whether, to your knowledge, understanding or belief, products you sold to a third party vendor have been delivered into Syria and, if so, when you sold the products to the third party vendor. Tell us whether, to your knowledge, understanding or belief, the products were resold to one or more additional vendors before the products were delivered into Syria, and whether you were involved in any such vendor resale transactions. Tell us whether you had any knowledge of, or reason to know, the final destination or end-users of the products. Tell us also whether any contract to which you were a party underlying the vendor resale transaction(s) prohibited resale or provision of the products into U.S.-designated state sponsors of terrorism.

As noted in the Company’s Response Letter dated April 23, 2012, NetApp has retained outside counsel to conduct a review of the matters referenced in NetApp’s response to the Commission’s prior Comment 1. [***].

[***].

[***].

Additional details concerning the type of equipment involved can be found in the Company’s response to Comment 2, below. The Company condemns any illegal diversion of its products to Syria and is committed to complying with U.S. export controls laws.

2.	You state in response to comment 3 in our letter dated December 15, 2011 that certain of your products are controlled items included in the Commerce Control List. If it appears to you that any of your products have been delivered into Syria, please tell us whether those products or their components are controlled items included in the Commerce Control List and, if so, describe any potential military uses of those products or components.

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
May 30, 2012	REQUESTED BY NETAPP, INC.: NTAP-2012.2

[***]. The hardware products [***] are classified under the Commerce Control List under ECCN 5A002.a.1, the proprietary software under ECCN 5D002.c.1, and spare parts under EAR99, 5A991.b, and 5D992.b. These products are not specifically designed or intended for military use. As with many technology products, however, NetApp products may be used by militaries to store, manage, or retain data.

3.	You state in response to comment 5 in our letter dated December 15, 2011 that you have notified OFAC and BIS regarding media reports that your products may have been shipped to Syria. In your response to comment 6 you include the text of your related risk factor. Please represent to us that in future filings in which you include the related risk factor you will disclose material developments in any current or future OFAC and/or BIS proceedings regarding this and any associated matters.

In its future filings with the Commission in which NetApp includes the relevant risk factor, NetApp will disclose material developments regarding actions or proceedings involving the Office of Foreign Assets Controls, the Bureau of Industry and Security, and any associated matters.

Sincerely,

/s/ Matthew Fawcett
Matthew Fawcett
Senior Vice President, General Counsel and Secretary,
NetApp, Inc.

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance
Nicholas Noviello, Executive Vice President Finance and
Chief Financial Officer, NetApp, Inc.
Deanna Butler, Senior Director – Legal, NetApp, Inc.
Steve Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

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